SCHEDULE 13D

CUSIP No. 68373M107	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Opera Limited

(Name of issuer)

Common Stock, par value $0.0001 (Title of class of securities)

68373M107

(CUSIP number)

Xiaoling Qian

Telephone: +86 18701691083

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares of the Issuer

SCHEDULE 13D

CUSIP No. 68373M107	Page 2 of 9

(1)	Names of reporting persons

Kunlun Tech Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
(7)	Sole voting power

Number of	124,000,000
shares	(8)	Shared voting power
beneficially
owned by	0
each	(9)	Sole dispositive power
reporting
person with:	124,000,000
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

124,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

53.9%*
(14)	Type of reporting person (see instructions)

CO

*	Calculation is based upon 230,136,862 ordinary shares outstanding of the Issuer as of September 30, 2020 as disclosed in the Company’s Form 6-K furnished to the SEC on November 19, 2020.

SCHEDULE 13D

CUSIP No. 68373M107	Page 3 of 9

(1)	Names of reporting persons

Beijing Kunlun Tech Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

People’s Republic of China
(7)	Sole voting power

Number of	124,000,000
shares	(8)	Shared voting power
beneficially
owned by	0
each	(9)	Sole dispositive power
reporting
person with:	124,000,000
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

124,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

53.9%*
(14)	Type of reporting person (see instructions)

CO

*	Calculation is based upon 230,136,862 ordinary shares outstanding of the Issuer as of September 30, 2020 as disclosed in the Company’s Form 6-K furnished to the SEC on November 19, 2020.

SCHEDULE 13D

CUSIP No. 68373M107	Page 4 of 9

(1)	Names of reporting persons

Yahui Zhou
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
(7)	Sole voting power

Number of	143,500,000
shares	(8)	Shared voting power
beneficially
owned by	0
each	(9)	Sole dispositive power
reporting
person with:	143,500,000
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

143,500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

62.4%*
(14)	Type of reporting person (see instructions)

IN

*	Calculation is based upon 230,136,862 ordinary shares outstanding of the Issuer as of September 30, 2020 as disclosed in the Company’s Form 6-K furnished to the SEC on November 19, 2020.

SCHEDULE 13D

CUSIP No. 68373M107	Page 5 of 9

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on September 29, 2017, as amended on October 19, 2017, and as further amended on March 6, 2019 (the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of the Reporting Persons herein. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and replace in its entirety as follows:

This statement on the Schedule 13D relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Opera Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is Vitaminveien 4, 0485 Oslo, Norway.

The Issuer’s American depositary shares (the “ADSs”), each representing 2 Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the ticker symbol “OPRA.”

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and replace in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)

Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“Kunlun Tech”), with its registered address at Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, and its principal business in investment holding;

2)

Beijing Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“Beijing Kunlun Tech”), with its business address at 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. Beijing Kunlun Tech is a global internet company listed on the Shenzhen Stock Exchange, since March 2011;

3)

Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China;

Kunlun Tech, Beijing Kunlun Tech and Mr. Yahui Zhou are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A and Schedule B.

Kunlun Tech is the record holder of the 124,000,000 Ordinary Shares reported on this Schedule 13D. Beijing Kunlun Tech is the sole shareholder of Kunlun Tech. Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer, beneficially owns 143,500,000 Ordinary Shares of the Issuer through (i) 124,000,000 Ordinary Shares held by Kunlun Tech, which is wholly owned by Beijing Kunlun Tech, a company in which Yahui Zhou holds 28.5% of the voting rights and serves as the a director and (ii) 19,500,000 ordinary shares held by Keeneyes Future Holding Inc., an exempted company established in the Cayman Islands (“Keeneyes Future”), which is wholly owned by Mr. Yahui Zhou.

SCHEDULE 13D

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None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A and Schedule B hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons and Keeneyes Future previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 3. Source and Amount of Funds.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously announced by the Issuer on October 26, 2020, , Kunlun Tech entered into an Agreement on Purchase of Assets by Payment in Cash with Keeneyes Future on October 23, 2020, pursuant to which Kunlun Tech purchased 19,500,000 Ordinary Shares of the Issuer, which represents 8.5% of the Issuer’s outstanding Ordinary Shares, from Keeneyes Future, for a consideration of US$80,145,000. The source of funds used by Kunlun Tech to purchase the 19,500,000 Ordinary Shares was the working capital of Beijing Kunlun Tech.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof. Item 7 of the Original Schedule 13D is further amended to include Exhibits 99.2 hereof.

Exhibit 99.1:	Joint Filing Agreement, dated as of March 6, 2019, by and between Kunlun Tech Limited, Beijing Kunlun Tech Co., Ltd. and Mr. Yahui Zhou
Exhibit 99.2:	Agreement on Purchase of Assets by Payment in Cash, dated as of October 23, 2020, by and between Kunlun Tech and Keeneyes Future

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

Kunlun Tech Limited

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Title:	Authorized Signatory

Beijing Kunlun Tech Co., Ltd.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

SCHEDULE A

Directors and Executive Officers of Kunlun Tech Limited

The business address of each of the following directors and executive officers is Flat/Rm 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Han Fang	PRC

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Beijing Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Tian Jin	PRC
Yahui Zhou	PRC
Han Fang	PRC
Guoqiang Huang	PRC
Baoqing Zhao	PRC
Hao Chen	PRC
Lei Xue	PRC

Executive Officers:

Name	Title	Citizenship
Tian Jin	General manager	PRC
Han Fang	Vice general manager	PRC
Jie Lv	Vice general manager, Secretary of the board of directors	PRC
Wei Zhang	Chief financial officer	PRC
Donghai Zhang	Supervisor	PRC
Guorui Feng	Supervisor	PRC
Jingya Xue	Supervisor	PRC